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Allison M Fumai Partner allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 16, 2014

Via EDGAR Correspondance

Keith O’Connell

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ARK ETF Trust, File Nos. 333-191019 and 811-22883

Dear Mr. O’Connell:

We are writing in response to the comments you provided during our telephone call on September 11, 2014 regarding Pre-Effective Amendment No. 4 to the registration statement on Form N-1A for ARK ETF Trust (“Trust”), filed with the Securities and Exchange Commission (“SEC”) on September 11, 2014 (“Registration Statement”), registering the Trust’s four series, ARK Innovation ETF (“Innovation Fund”), ARK Genomic Revolution Multi-Sector ETF (“Genomic Revolution Multi-Sector Fund”), ARK Industrial Innovation ETF (“Industrial Innovation Fund”), and ARK Web x.0 ETF (“Web x.0 Fund”).

On behalf of the Trust, set forth below (in italics) are the comments from the staff of the Division of Investment Management (“Staff”) on the Registration Statement along with our response. Changes made to the Trust’s Registration Statement in response to the Staff’s comments as well as certain other necessary changes to the Registration Statement are reflected in Pre-Effective Amendment No. 5 to the Trust’s Registration Statement which is being filed with the Commission on September 16, 2014 (“Pre-Effective Amendment No. 5”).

PROSPECTUS

All Funds

Comment 1.	Please review the calculations for the Funds’ Expense Examples, as the Staff believes that the cost of investing in each Fund should be $97 for the one-year period and $409 for the three-year period.

Response 1.	The disclosure has been revised accordingly.

GENERAL

Comment 2.	Please include the Expense Limitation Agreement as an exhibit, as the Staff believes that the Expense Limitation Agreement is a material contract.

Response 2.	The Form of Expense Limitation Agreement has been included as an exhibit.

Consistent with SEC Release 2004-89 and as you have requested, the Trust hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

If you have any questions about any responses to these comments, please call me at 212-698-3526. At this point, Registrant has received all necessary approvals and exemptive relief in order to list the Funds on the NYSE on September 30, 2014. In light of that, we are hereby requesting that the Registration Statement be declared effective by the Commission on September 17, 2014.

In the event that you have any further comments, we would appreciate if we can discuss them with you and your branch chief and Assistant Director at your earliest convenience.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

cc:   Catherine Wood

Jane A. Kanter

Jonathan Gaines

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